SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May 07, 2007

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY
Corporate Taxpayer’s ID (CNPJ) # 43.776.517/0001 -80
Corporate Registry (NIRE) # 35.3000.1683 -1
SUBSCRIBED AND PAID-UP CAPITAL - R$ 3,403,688,565.23
MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY
SHAREHOLDERS’ MEETING
HELD ON APRIL 30, 2007

Date, Time and Venue: On April 30, 2007, at 11 a.m., at the Company’s headquarters located at Rua Costa Carvalho, 300, in the city of São Paulo, State of São Paulo. CALL: Call Notice published at the March 31 and April 3 and 4, 2007 editions of the newspapers “Diário Oficial do Estado de São Paulo” (Official Gazette of the State of São Paulo) and “Folha de São Paulo”. ATTENDANCE: Shareholders representing over two-thirds of the Company’s capital stock, pursuant to the signatures in the Shareholders’ Attendance Book, as well as Sabesp’s President, Mr. Gesner José de Oliveira Filho, the Fiscal Council Members, Mr. Jorge Michel Lepeltier and Ms. Sandra Maria Giannella, the Board of Director member and Audit Committee Coordinator, Mr. Farrer Jonathan Paul Lascelles Pallin and the Independent Auditors’ representative, from Deloitte Touche Tohmatsu, Mr. Marco Antonio Brandão Simurro. PRESIDING: Chairman: vice-chairman of the Board of Directors, Mr. Humberto Rodrigues da Silva. Secretary: shareholder Ms. Maria Cristina

Biselli Ferreira. AGENDA: ANNUAL GENERAL MEETING I. To analyze the Management Accounts and the Financial Statements supported by the Reports from the Fiscal Council and External Auditors, related to the fiscal year of 2006, in compliance with the Management’s Report, the Balance Sheet and corresponding Explanatory Notes to the Financial Statements; II. To resolve on the allocation of income and the transfer of the balance of retained earnings to the investment reserve, according to the Multi-Year Investment Plan Capital Budget; III. To elect the sitting and alternate members of the Board of Directors and the Fiscal Council; IV. To define the compensation of the Board of Directors, Audit Committee, Fiscal Council and Executive Office members. EXTRAORDINARY SHAREHOLDERS’ MEETING I. To analyse the Reverse Stock Split proposal made by the Board of Directors, at the ratio of 125:1, i.e., each one hundred twenty five (125) common shares will correspond to one (01) common share after the reverse split; II. To amend the Company’s Bylaws: article 2, pursuant to Federal Law 11,445/07, article 5, resulting from the aforementioned resolution and article 28, company’s organizational adequacy. CLARIFICATIONS: 1) The issues were duly discussed by the Capital Defense Council of the State (CODEC), by means of Opinion # 108/2007, of 04.26.2007, related to Finance Secretary Process # 12091-229228/2007, which instructs the vote of the representative of the shareholder São Paulo State Finance Department. 2) The minutes were drawn up in summary form, pursuant to paragraph 1 of Article 130 of the Law 6404/76 and amendments thereto. RESOLUTIONS: The Presiding Chairman brought up for discussion item “I” of the Agenda, “To Discuss the Management Accounts and the Financial Statements supported by the Reports of the Fiscal Council and External Auditors, related to the fiscal year of 2006, in compliance with the Management Report, the Financial Statements and the corresponding Explanatory Notes” and registered the attendance of Messrs. Marco Antonio Brandão Simurro and Jorge Michel Lepeltier, representing the Independent Auditors - Deloitte Touche Tohmatsu and the Fiscal Council, respectively, as well as Mr. Iassuo Hagy and Ms. Nara Maria Marcondes França, respectively, Executive Assistant of the Economic and Financial and Investor Relations Office, and Head of the Accounting Department. With the floor, the representative of the shareholder São Paulo State Finance Department, the attorney-in-fact, Geraldo Alves de Carvalho, based on said CODEC Opinion and considering that the issue had been approved by the Company’s Board of Directors and Fiscal Council, proposed the approval of the Management Accounts and the Financial Statements, supported by the Reports of the Fiscal Council and External Auditors, who declared that the referred Financial Statements adequately represented, in all relevant aspects, the equity and financial position of Sabesp on December 31, 2006. And, regarding the Report from the External Auditors, stressed that any qualification under the Company’s financial statements are not important. Specifically concerning qualification #3, clarified that the measures for the conciliation of the item “Accounts Receivable” are under way, in compliance with the process established by the agreement which supports such credits. As soon as such assessments are finalized, the necessary adjustments will be made. The Chairman then put the issue to the vote and abstentions and against opinions having been duly registered, the proposal of the shareholder São Paulo State Finance Department was approved by the majority. Subsequently, the Chairman brought up for discussion item “II” of the Agenda, “To resolve on the allocation of income and the transfer of the balance of retained earnings to the investment reserve” according to the Multi-year Investment Plan Capital Budget”, Messrs. Marco Antonio Brandão Simurro, Iassuo Hagy and Nara Maria Marcondes França, previously qualified, remained present. Resuming the floor, the representative of the shareholder São Paulo State Finance Department, the attorney-in-fact, Geraldo Alves de Carvalho, based on said CODEC Opinion and considering that the issue had been approved by the Company’s Board of Directors and Fiscal Council, proposed, pursuant to Article 192 of Law 6,404/76 and amendments thereto, the allocation of income from the fiscal year of 2006 as follows: Income for the year R$ 872,662,646.65; (+) Realization of the Revaluation Reserve R$ 102,271,851.94; (-) Interest on Own Capital R$ 270,840,785.13; (-) 5% Legal Reserve R$ 43, 633,132.33; Retained Earnings R$ 660,460,581.13. In order to fulfill the Company’s investment needs, envisaged in the Multi-year Investment Plan Capital Budget at R$ 3,870.7 million for the period between 2004 and 2007, we propose the transfer of R$ 660,460,581.13 from Retained Earnings to the Investment Reserve. After the Chairman cast the votes to the proposal of the shareholder São Paulo State Finance Department, registering the abstentions and against opinions, the proposal was approved by the majority. Subsequently the Chairman brought up for discussion “item III” of the Agenda, “To elect the sitting and alternate members of the Board of Directors and Fiscal Council”. With the floor, the representative of the shareholder São Paulo State Finance Department, the attorney-in-fact Geraldo Alves de Carvalho, nominated Messrs. DILMA SELI PENA, HUMBERTO RODRIGUES DA SI LVA, ROBERTO YOSHIKAZU YAMAZAKI, MANUELITO PEREIRA MAGALHÃES JUNIOR,

RENILSON REHEM DE SOUZA, REINALDO GUERREIRO, FARRER JONATHAN PAUL LASCELLES PALLIN, MARIO ENGLER PINTO JUNIOR and ANTERO PAES DE BARROS NETO as members of the Board of Directors with a term of office of one (1) year. Mr. Antonio Claudio Zeituni, representing Banco Fator, on behalf of the minority shareholders represented by him, and Ms. Iamara Garzone de Sicco, representing Citibank NA and HSBC – Corretora de Títulos e Valores Mobiliários S.A., pursuant to Article 239 of Law 6404/76 and amendments thereto, nominated Mr. ALEXANDER BIALER. The proposal was approved by a majority of votes. The election of the Board’s Chairman and Vice-Chairman was also submitted by the Chairman to the resolution of the Meeting, pursuant to paragraph 6 of Article 13 of the Company’s Bylaws, being approved by the majority of votes, the nomination as Chairman: Ms. Dilma Seli Pena; Vice-Chairman: Mr. Humberto Rodrigues da Silva. It being resolved, the Board of Directors is currently composed of: Chairman: Ms. Dilma Seli Pena, Brazilian citizen, divorced, geographer and master in public administration, resident and domiciled at Alameda Campinas, 720, apartamento 12, Jardim Paulistano, in the City of São Paulo, State of São Paulo, bearer of Identity Card (RG) # 216.219 SSP/DF and Individual Taxpayer’s ID (CPF) # 076.215.821 -20; Vice-Chairman: Mr. Humberto Rodrigues da Silva, Brazilian citizen, single, business administrator, resident and domiciled at Rua Pais de Araújo, 89, apartamento 132, Itaim Bibi, in the City of São Paulo, State of São Paulo, bearer of Identity Card (RG) # 7.562.671 -8 SSP/SP and Individual Taxpayer’s ID (CPF) # 014.114.778 -47; Directors: Messrs Roberto Yoshikazu Yamazaki, Brazilian citizen, married, business administrator, resident and domiciled at Avenida Interlagos, 871, bloco 07, apartamento

37, Santo Amaro, in the City of São Paulo, State of São Paulo, bearer of Identity Card (RG) # 8.339.861 -2 SSP/SP and Individual Taxpayer’s ID (CPF) # 810.647.568 -91; Manuelito Pereira Magalhães Júnior, Brazilian citizen, married, economist, resident and domiciled at Rua Iperoig, 690, apartamento 184, Perdizes, in the City of São Paulo, State of São Paulo, bearer of Identity Card (RG) # 2.162.807 -61 SSP/BA and Individual Taxpayer’s ID (CPF) # 478.682.525 -53; Renilson Rehem de Souza, Brazilian citizen, married, doctor, resident and domiciled at Rua dos Franceses, 498, apartamento 254, Bela Vista, in the City of São Paulo, State of São Paulo, bearer of Identity Card (RG) # 2.834.731 SSP/DF and Individual Taxpayer’s ID (CPF) # 080.355.635 -72; Reinaldo Guerreiro, Brazilian Citizen, married, accountant, resident and domiciled at Rua Barão do Rio Branco, 334, in the City of São Roque, State of São Paulo, bearer of Identity Card (RG) # 6.156.523 -4 SSP/SP and Individual Taxpayer’s ID (CPF) # 503.946.658 -72; Farrer Jonathan Paul Lascelles Pallin, British citizen, married, accountant, resident and domiciled at Rua Dona Mara, 154, Vila de São Fernando, in the City of Cotia, State of São Paulo, bearer of International Identity Card (RNE) # W598029-Z and Individual Taxpayer’s ID (CPF) # 097.105.157 -72; Mario Engler Pinto Junior, Brazilian citizen, single, lawyer, resident and domiciled at Rua Tabatinguera, 140, 17º andar, Centro, in the City of São Paulo, State of São Paulo, bearer of Identity Card (RG) # 4.722.183 SSP/SP and Individual Taxpayer’s ID (CPF) # 988.910.818 -68, and Antero Paes de Barros Neto, Brazilian citizen, married, journalist and broadcaster, resident and domiciled at Rua Guadalajara, 44, apartamento 702, in the City of Cuiabá, State of Mato Grosso, bearer of Identity Card (RG) # 304.539 SSP/MT and Individual

Taxpayer’s ID (CPF) # 103.429.311 -72 and Alexander Bialer, Brazilian citizen, single, mechanical engineer, resident and domiciled at Rua Itapicuru, 380, apartamento 224, Perdizes, in the City of São Paulo, State of São Paulo, bearer of Identity Card (RG) # 3.563.319 SSP/SP and Individual Taxpayer’s ID (CPF) # 029.379.568 -15. And, pursuant to item 4.3 of section IV of Bovespa’s Novo Mercado (New Market) regulation, the Independent members of the Board of Directors are Farrer Jonathan Paul Lascelles Pallin, Alexander Bialer and Reinaldo Guerreiro. Immediately thereafter, the Chairman proceeded to the election of the sitting and alternate members of the Fiscal Council, granting the attending shareholders the right to nominate said members. Subsequently the representative of the shareholder São Paulo State Finance Department, the attorney-in-fact Geraldo Alves de Carvalho, indicated as sitting members Messrs: MARIA DE FÁTIMA ALVES FERREIRA, JOÃO CARLOS ARAÚJO DOS SANTOS, SANDRA MARIA GIANNELLA and ATÍLIO GERSON BERTOLDI, and as alternate members Messrs: TOMÁS BRUGINSKI DE PAULA, ARTHUR QUARTIM BARBOSA ARAÚJO, VANILDO ROLANDO NEUBAUER and ANA MARIA LINHARES RICHTMAN. Mr. Antonio Claudio Zeituni, representing Banco Fator, and Ms. Iamara Garzone de Sicco, representing Citibank NA and HSBC Corretora de Títulos e Valores Mibiliários S.A., pursuant to Article 240 of Law 6404/76 and amendments thereto, nominated, respectively, as sitting and alternate member of the Fiscal Council, Mr. JORGE MICHEL LEPELTIER and Mr. ALEXANDRE LUIZ OLIVEIRA DE TOLEDO. The issue was then discussed, voted and approved by the majority votes. The Fiscal Council, with a term of office of one (1) year, is currently composed as follows: Sitting Members: Messrs Maria de Fátima Alves Ferreira, Brazilian citizen, married, business administrator, resident and domiciled at Rua da Meação 144, apartamento 51, Tatuapé, in the City of São Paulo, State of São Paulo, bearer of Identity Card (RG) # 11.766.712 -2 SSP/SP and Individual Taxpayer’s ID (CPF) # 022.218.418 -32; João Carlos Araújo dos Santos, Brazilian citizen, married, philosopher with a graduate degree in Economics, resident and domiciled at Rua Caiowaá 1260, apartamento 236, Perdizes, in the City of São Paulo, State of São Paulo, bearer of Identity Card (RG) # 7.681.538 -9 and Individual Taxpayer’s ID (CPF) # 011.035.138 -00; Sandra Maria Giannella, Brazilian citizen, married, economist and business administrator, resident and domiciled at Rua João Pizarro Gabizo, 88, Santana, in the City of São Paulo State of São Paulo, bearer of Identity Card (RG) # 8.539.613 -8 SSP/SP and Individual Taxpayer’s Register (CPF) # 901.639.078 -20; Atílio Gerson Bertoldi, Brazilian citizen, married, economist, resident and domiciled at Alameda Rússia, 258, in the City of Barueri, State of São Paulo, bearer of Identity Card (RG) # 3.102.088 -4 SSP/SP and Individual Taxpayer’s ID (CPF) # 030.880.228 -49; and Jorge Michel Lepeltier, Brazilian citizen, legally separated, economist, resident and domiciled at Rua Particular s/n°, Chácara Bela Vista, in the City of Mairiporã, State of São Paulo, bearer of Identity Card (RG) # 3.919.557 SSP/SP and Individual Taxpayer’s ID (CPF) # 070.190.688 -04. Alternate Members: respectively, Messrs Tomás Bruginski de Paula, Brazilian citizen, single, economist, domiciled at Rua Simão Álvares 175, apartamento 06, Pinheiros, in the City of São Paulo, State of São Paulo, bearer of Identity Card (RG) # 1.554.630 -1 SSP/SP and Individual Taxpayer’s ID (CPF) # 092.553.068 -98; Arthur Quartim Barbosa Araujo, Brazilian citizen, single, business administrator, resident and domiciled at Alameda Jaú 796, apartamento 510, Jardim Paulista, in the City of São Paulo, State of São Paulo, bearer of Identity Card (RG) # 29.985.523 -5 and Individual Taxpayer’s ID (CPF) # 271.646.858 -35; Vanildo Rolando Neubauer, Brazilian citizen, married, lawyer, resident and domiciled at Rua Alves Guimarães 689, apartamento 13, Jardim América, in the City of São Paulo, State of São Paulo, bearer of Identity Card (RG) # 6.759.053 SSP/SP and Individual Taxpayer’s ID (CPF) # 603.327.868 -20; Ana Maria Linhares Richtman, Brazilian citizen, married, lawyer, resident and domiciled at Rua Ministro Ferreira Alves, 33, apartamento 41, Bloco A, Perdizes, in the City of São Paulo, State of São Paulo, bearer of Identity Card (RG) # 604.080 SSP/BA and Individual Taxpayer’s ID (CPF) # 084.011.605 -53; and Alexandre Luiz Oliveira de Toledo, Brazilian citizen, married, lawyer, resident and domiciled at Rua Viradouro 97, apartamento 64, Vila Nova Conceição, in the City of São Paulo, State of São Paulo, bearer of Identity Card (RG) # 7.547.108 SSP/SP and Individual Taxpayer’s ID (CPF) # 037.446.598 -36. The Fiscal Council Members elected shall exercise their duties until the next Annual General Meeting and, should any sitting member be unable to attend a Council meeting, he/she shall inform the Company’s General Office – PPS, so that the alternate member in question may be summoned. The investiture of the Members of the Board of Directors and the Fiscal Council shall comply with the requirements and procedures provided for by the Corporate Law and other statutory provisions, including the delivery of the Asset Statement, the declaration of non-existence of legal impediment and the Term of Consent to the Bovespa’s Novo Mercado Listing Rules and any other requirements under the pertinent legislation. Subsequently the Chairman brought up for discussion “item IV” of the

Agenda, “To define the compensation of the Board of Directors, Audit Committee, Fiscal Council and Executive Office members”. With the floor, the representative of the shareholder São Paulo State Finance Department, the attorney-in-fact Geraldo Alves de Carvalho, proposed the ratification of the monthly compensation of the Directors, Executive Officers and members of the Fiscal Council, under the terms of CODEC opinion 001/2007, as well as the annual gratification set fort in article 4 of CODEC opinion 1/91. In addition, under the terms of CODEC opinion #150/2005, proposed that the Executive Officers and Directors should be entitled to an eventual premium. Finally, he stressed out, that should any Executive Officer fill more than one office, he/she shall receive compensation for one office only, following the terms of CODEC opinion # 150/2005. In the case a Director also accumulates the position as a member of the Audit Committee, he/she shall choose only one compensation regarding both positions. After the Chairman cast the votes to the proposal of the shareholder São Paulo State Finance Department, registering the abstentions and against opinions, was approved by the majority. Subsequently, the Presiding Chairman brought up for discussion the EXTRAORDINARY SHAREHOLDERS’ MEETING item “I” of the Agenda, “To analyse the Reverse Stock Split proposal made by the Board of Directors, at the ratio of 125:1, i.e., each one hundred twenty five (125) common shares will correspond to one (01) common share after the reverse split”. The representative of the shareholder São Paulo State Finance Department, under the terms of the Board of Directors proposal, presented the proposal’s details, as follows: a) Reverse split ratio = 125:1, i.e., each one hundred twenty five (125) common shares will correspond to one (01) common share after the reverse split, without any change in the Company’s capital stock. b) Term for adjustment of the shareholding position = from May 3, 2007 up to June 1, 2007, shareholders, may, at their own discretion, by means of acquisition or sale, adjust their shareholding positions in multiple of one hundred twenty-five (125) common shares, so that their shares do not generate fractions after the reverse split process. c) Trading at the Stock Exchange: as from June 4, 2007, the shares issued by Sabesp will start to be traded as grouped and quoted in Reais per share. d) After the termination of the term for adjustment of the shareholding position, the eventual fractions resulting from the reverse split process shall be separated, grouped in whole numbers and sold in auction. The amounts resulting from the disposal shall be proportionally made available to the owners of such fractions. e) Due to the reverse split factor to be used, the amount of common shares representing the Company’s capital stock will decrease from twenty-eight billion, four hundred seventy-nine million, five hundred seventy-seven thousand, eight hundred twenty-seven (28,479,577,827) to two hundred twenty-seven million, eight hundred thirty-six thousand, six hundred twenty-three (227,836,623) common shares. The fraction resulting from this division has been rounded off up, in order to prevent any loss to the Company’s shareholders, which, in the event of round off down, could be impaired at the moment of the composition of the fractions and/or in the repayment amount due as a result of the reverse split. f) Adjustment in the ratio change of the American Depositary Receipt – ADR’s ratio change, at the ratio of 250:2, i.e., each ADR will correspond to 2 shares after the reverse split. After the Chairman cast the votes to the proposal of the shareholder São Paulo State Finance Department, registering the abstentions and against opinions, it was approved by the majority. Subsequently the Chairman brought up for discussion “item II” of the Agenda “To amend the Company’s Bylaws: article 2, pursuant to Federal Law 11,445/07, article 5, resulting from the aforementioned resolution and article 28, company’s organizational adequacy”. Resuming the floor, the representative of the shareholder São Paulo State Finance Department, the attorney-in-fact Geraldo Alves de Carvalho, based on said CODEC Opinion and considering that the issue had been approved by the Company’s Board of Directors, proposed the approval of said amendments, under the terms presented related to articles 2 and 5. Regarding the inclusion of the third paragraph of article 28 of the Company’s Bylaws, he proposed the removal of such item from the agenda, which shall be reconsidered shortly. After discussion, the Chairman cast the votes to the proposal of the shareholder São Paulo State Finance Department, registering the abstentions and against opinions, was approved by the majority. Thus, articles 2 and 5 of the Bylaws will have the following wording: Article 2 - Company’s purpose is the following: (i) the planning, provision and operation of sanitation services throughout the territory of the state of São Paulo, (ii) the marketing of these services and the benefits directly or indirectly arising out of its enterprises. Article 5 - Company’s subscribed and fully paid-in capital stock corresponds to three billion, four hundred and three million, six hundred eighty-eight thousand, five hundred sixty-five Reais, twenty three cents (R$3,403,688,565.23), represented by two hundred twenty-seven million, eight hundred thirty-six thousand, six hundred twenty-three (227,836,623) book-entry registered common shares, with no par value. The voting was as follows: Ms. Cristiane da Silva Rensi, Brazilian citizen, married, bearer of Identity Card (RG) # 33.869.955 -7, representative of the shareholder The Bank of New York, whose power of attorney was authenticated by the Presiding Board and registered under number 1, presented the following statement of vote, being: as to item I of the agenda of the Annual General Meeting, 1,604,814,750 favorable to the approval, 1,561,250 against and 63,893,250 abstentions; item II, 1,666,507,000 favorable to the approval, 2,608,250 against and 1,154,000 abstentions; item III, 1,593,749,250 favorable to the approval, 67,748,000 against and 8,998,000 abstentions; item IV, 1,531,568,500 favorable to the approval, 128,865,000 against and 9,835,750 abstentions. As to item I of the agenda of the Extraordinary Shareholders’ Meeting, 1,653,717,500 favorable to the approval, 13,765,750 against and 2,786,000 abstentions; item II of the agenda, 1,658,390,250 favorable to the approval, 4,876,750 against and 7,002,250 abstentions. Ms. Iamara Garzone de Sicco, a Brazilian citizen, married, OAB (Brazilian Bar Association)/SP #79683, representative of the shareholders whose powers of attorney were authenticated by the Presiding Board and registered under number 2, presenting the statement of affirmative votes as to items I, II, III and IV of the Annual General Meeting and items I and II of the Extraordinary Shareholders’ Meeting, except for the shareholders Ishares Msci Brazil (Free) Index Fund and Emerging Markets Sudan Free Equity Index Fund who abstained from voting on item I of the Annual General Meeting and shareholder Brandes Investiment Parteners LP 401 (k) Plan who was against items III and IV of the Annual General Meeting agenda and number 3, presenting the statement of affirmative votes as to items I, II, III and IV of the Annual General Meeting and items I and II of the Extraordinary Shareholders’ Meeting. Mr. Antonio Claudio Zeituni, Brazilian citizen, divorced, OAB (Brazilian Bar Association)/SP #123,355, representative of the shareholders, whose powers of attorney were authenticated by the Presiding Board and registered under number 4, abstained from voting on items I, II and IV of the Annual General Meeting and presented the statement of affirmative votes as to items I and II of the Extraordinary Shareholders’ Meeting. CLOSURE AND EXECUTION OF THE MINUTES: Having no other issues to be discussed, the Chairman thanked all the attending members and declared the Annual General and Extraordinary Shareholders’ Meetings adjourned, determining these Minutes to be drawn up, which were then read, found in compliance and signed by the Chairman and the Secretary of the Presiding Board and the attending shareholders, who constituted the majority necessary for the resolutions to be taken. ATTENDANCE: Attended to the meetings, the Vice Chairman of the Board of Directors and Chairman of the Presiding Board, Mr. Humberto Rodrigues da Silva; attorney-in-fact Geraldo Alves de Carvalho, representing the shareholder São Paulo State Finance Department; Mr. Jorge Michel Lepeltier, Company Fiscal Council Member; Mr. Marco Antonio Brandão Simurro, representing the Independent Auditors, Deloitte Touche Tohmatsu; and Messrs. Cristiane da Silva Rensi, Iamara Garzone de Sicco, Antonio Claudio Zeituni and Maria Cristina Biselli Ferreira. DOCUMENTS FILED at the Company’s General Office (PPS).

São Paulo, April 30, 2007.

HUMBERTO RODRIGUES DA SILVA	GERALDO ALVES DE CARVALHO
by the São Paulo State Finance
Chairman of the Presiding Board	Department

MARIA CRISTINA BISELLI FERREIRA	CRISTIANE DA SILVA RENSI
Secretary of the Presiding Board-
OAB/SP 39,570

IAMARA GARZONE DE SICCO	ANTONIO CLAUDIO ZEITUNI

ANNUAL GENERAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING AS OF APRIL 30, 2007

ATTORNEY IN FACT / QUALIFICATION (Nationality, marital status, # OAB-Brazilian Bar Association )	SHAREHOLDER	# OF COMMON SHARES	%
GERALDO ALVES DE CARVALHO	SECRETARIA DE ESTADO DOS NEGÓCIOS DA FAZENDA	14,313,511,861	50.2589

ATTORNEY IN FACT / QUALIFICATION (Nationality, marital status, # OAB-Brazilian Bar Association )	SHAREHOLDER	# OF COMMON SHARES	%
Power of Attorney 1: CRISTIANE DA SILVA RENSI (Brazilian citizen, married, Individual Taxpayer's ID (RG) # 33.869.955-7)	THE BANK OF NEW YORK ADR DEPARTMENT	6,207,714,500	21.7971
Power of Attorney 2: IAMARA GARZONE DE SICCO (Brazilian citizen, married, OAB-SP #79.683)	COMMONWEALTH OF PENNSYLVANIA PUBLIC SCHOOL EMPLOYEES' RETIREMENT SYSTEM	45,708,200	0.1605
	CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENSION FUND	1,771,500	0.0062
	THE TBC PRIVATE TRUST	9,601,700	0.0337
	PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO	131,350,000	0.4612
	PANAGORA GROUP TRUST	350,072	0.0012
	BELL ATLANTIC MASTER PENSION TRUST	10,598,923	0.0372
	STATE OF WISCONSIN INV BOARD MASTER TRUST	1,890,000	0.0066
	CIBC EMERGING ECONOMIES FUND	570,800	0.0020
	SCEPTRE POOLED INVESTMENT FUND	3,760,000	0.0132
	PHILIPS ELETRONICS N A CORP MASTER RET TRU	1,073,276	0.0038
	RAYTHEON COMPANY MASTER TRUST	3,994,700	0.0140
	COMMONWEALTH OF PENNSYLVANIA STATE EMPLOYEES' RETIREMENT SYSTEM	18,800,000	0.0660
	RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND	54,820,000	0.1925
	THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD	25,921,831	0.0910
	PENSION PLAN OF HERCULES INCORPORATED	3,720,000	0.0131
	IMPERIAL EMERGING ECONOMIES POOL	3,777,500	0.0133
	GLOBAL INVESTMENT FUND	158,720	0.0006
	UPS RETIREMENT PLAN	10,332,000	0.0363
	MELLON GLOBAL FUNDS, PLC	3,290,300	0.0116
	THE MASTER TRUST BANK OF JAPAN, LTD. RE: MTBC400035147	5,209,019	0.0183
	COLLEGES O A A AND TEC P PLAN	8,700,000	0.0305
	KANSAS PUB EMPL RETIR SYSTEMS	14,800,000	0.0520
	FORD MOTOR CO DEFINED BENEF MASTER TRUST	990,000	0.0035
	MUN ANNUITY B FUND OF CHICAGO	5,710,000	0.0200
	TEACHERS R SYSTEM OF THE STATE OF ILLINOIS	51,603,863	0.1812
	THE BOARD ADMINISTRATION CITY EMPLOYEES RETIREMENT SYSTEM LOS ANGELES CALIFORNIA	1,028,100	0.0036
	VEBA PARTNERSHIP X L.P.	7,050,000	0.0248
	ONTARIO TEACHERS PENSION PLAN BOARD	4,450,000	0.0156
	ORMET CORPORATION MASTER TRUST	3,275,260	0.0115
	YORK UNIVERSITY PENSION FUND	1,200,000	0.0042
	ING EMERGING COUNTRIES FUND	44,145,500	0.1550
	FLORIDA RETIREMENT SYSTEM TRUST FUND	2,000,000	0.0070
	BRANDES INVESTMENT PARTNERS LP 401 K PLAN	96,210	0.0003
	EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND	1,090,000	0.0038
	ISHARES MSCI BRAZIL (FREE) INDEX FUND	168,150,000	0.5904
	COMMONFUND EMERGING MARKETS INVESTOR COMPANY	4,889,763	0.0172
	ALLIANCE COLLECTIVE INVESTMENT TRUST SERIES	11,720,000	0.0412
	VANGUARD EMERGING MARKETS STOCK INDEX FUND	70,654,261	0.2481
	VANGUARD INTERNATIONAL VALUE FUND	41,100,000	0.1443
	THE TEXAS EDUCATION AGENCY	2,100,000	0.0074
Power of Attorney 3: IAMARA GARZONE DE SICCO (Brazilian citizen, married, OAB-SP # 79.683)	JPM LUX	10,290,930	0.0361
	TEMPLETON FOREIGN FUND	940,240,850	3.3015
	COLLEGE RETIREMENT EQUITIES FUND	23,317,800	0.0088
	VANGUARD INVESTMENT SERIES, PLC	2,503,000	0.0088
	NORGES BANK	11,799,022	0.0414
Power of Attorney 4: ANTONIO CLAUDIO ZEITUNE (Brazilian citizen, legally separated, OAB-SP # 172.054)	FDO FATOR SINERGIA III FIA	19,830,000	0.0696

Minority total	7,997,147,600	28.0072
Majority total	14,313,511,861	50.2589
OVERALL TOTAL	22,310,659,461	78.2661

São Paulo, April 30, 2007.

HUMBERTO RODRIGUES DA SILVA	MARIA CRISTINA BISELLI FERREIRA
Chairman of the Presiding Board	Secretary of the Presiding Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: May 07, 2007

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.